SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of:  September  2003

Commission File Number 0-22617

Minco Mining & Metals Corporation

(Registrant's name)

1055 West Hastings Street, Suite 1980

Vancouver, British Columbia, Canada  V6E 2E9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

All reference to dollar or $ is in Canadian dollars unless otherwise stated.
___________________________________________________________________________________________________________

(Page 1)

1.

News Release on Exploration Programs

On September 2, 2003, Minco Mining & Metals Corporation (the "Registrant") announced an update on the Company's Gobi gold and BYC project.

Gobi Gold Project:  A detailed IP survey has been completed to further define drilling targets and the Phase II drilling program has started.  2000 meters of drilling will be undertaken initially.  It will focus on the north-south trending mineralization feeder zone.

BYC Project:  A surface program is progressing well at the present time, including detailed geological mapping and check sampling all the mineralized exposures prior to diamond drilling.

2.

New Board Appointment

On September 15, 2003, Minco Mining & Metals Corporation (the "Registrant") announced that Dr. Robert Gayton has been appointed to the Board of Directors and Chairman of the Company's Audit Committee.  Dr. Gayton holds positions with several companies, including vice-president, finance of Western Silver Corporation and director/audit committee chairman with Bema Gold Corporation.

The Registrant currently has 23,129,765 issued and outstanding common shares.

A copy of the Registrant's news releases dated September 2, 2003 and September 15, 2003 are attached.

2.

Exhibits

2.1

News Release dated September 2, 2003

2.2

News Release dated September 15, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINCO MINING & METALS CORPORATION

/s/ William Meyer

Date:    September 15, 2003                         _________________________

William Meyer

Director and Chairman

Exhibit 2.1

TSX : MMM

For Immediate Release:  September 2, 2003

NEWS RELEASE

Exploration Programs Progressing Well on Minco’s Two Gold Projects

Minco Mining and Metals Corporation is pleased to announce that the exploration program on the Company’s Gobi gold project and the BYC project are progressing well.

Gobi Gold Project, Inner Mongolia

A detailed IP survey has been completed on the Gobi gold project to further define the drilling targets, particularly to pinpoint the extensions of the targeted feeder zones to the gold mineralizing systems partially explored by the 2002 drill program. Several strong IP anomalies have been identified over the magnetic anomalies M2, M8, and M9.

The Phase II drilling program has started on the Gobi Gold Project.  Initially, 2000 meters of drilling will be undertaken guided by the just completed detailed I.P. survey. The 2002 drill program was successful in extending mineralization exposed in the Discovery Pit (14.89g/t Au over 9 meters) 500 meters to the south-west in manto style mineralization.  The current drill program will focus on the north-south trending mineralization feeder zone, which connects the Discovery Pit area mineralization with the Chinese operated open pit, mine to the north.  Initial drill results will be available in late September 2003.

BYC Gold Project, Inner Mongolia

The BYC Project is a premier gold prospect located near the logistically important mining & industrial city of Baotou, Inner Mongolia.  Over 100 surface, shear hosted gold showings occur in four distinct zones over a strike length of 12km.  Grades vary from 1.2g/t to 71.0g/t gold highlighted by the surface trench, which returned values of 71.0gm/t gold over 9 meters.  A surface program under the supervision of Peter Folk, P.Eng., is progressing well at the present time, including detailed geological mapping and check sampling all the mineralized exposures prior to diamond drilling.  Approximately one-month lead-time will be required prior to selecting targets for detailed drilling.  Minco has the right to earn a 75% interest in this project by spending C$2.4million over 4 years.

This news release has been reviewed and approved for release by William Meyer, Professional Geologist, and the Company's Chairman of the Board, and designated Qualified Person.

For further information, please contact William Meyer or Ken Cai at Minco at

1-888-288-8288 or (604) 688-8002

info@mincomining.ca    www.mincomining.ca

The Toronto Stock Exchange does not accept responsibility for the accuracy of this news release

Exhibit 2.2

TSX : MMM

For Immediate Release:  September 15, 2003

NEWS RELEASE

Dr. Robert J. Gayton Joins the Board

Minco Mining and Metals Corporation is pleased to announce that Dr. Robert J. Gayton has been appointed to the Board of Directors and Chairman of the Company's Audit Committee.

Dr. Gayton has been consulting on accounting and finance issues for the last 30 years, first as an audit partner with Peat, Marwick Mitchell (now KPMG), Chartered Accountants and more recently as CFO/Director for numerous public and private companies.

Currently Dr. Gayton holds  positions with a number of companies, including vice-president, finance of Western Silver Corporation and director/audit committee chairman with Bema Gold Corporation, Intrinsyc Software, Inc., Doublestar Resources Ltd. and Canadian Zinc Corporation.

Under Dr. Gayton's guidance, the Company will continue to meet disclosure and corporate governance  requirements.

This news release has been reviewed and approved for release by William Meyer, P.Eng., the Company's Chairman of the Board.

For further information, please contact William Meyer or Ken Cai at Minco at

1-888-288-8288 or (604) 688-8002

info@mincomining.ca        www.mincomining.ca

The Toronto Stock Exchange does not accept responsibility for the accuracy of this news release

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